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                  [FEDFIRST FINANCIAL CORPORATION LETTERHEAD]



                                February 9, 2005


VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      FedFirst Financial Corporation
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-121405

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, FedFirst Financial Corporation (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective at 4:00 p.m. on February 11, 2005 or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form SB-2.

         Furthermore, the Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Aaron M. Kaslow of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                       Very truly yours,

                                       FEDFIRST FINANCIAL CORPORATION

                                       /s/ Peter D. Griffith

                                       Peter D. Griffith
                                       President and Chief Executive Officer


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                 [SANDLER O'NEILL & PARTNERS CORP. LETTERHEAD]



February 9, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                         Re:  FedFirst Financial Corporation
                              Registration Statement No. 333-121405

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join FedFirst Financial Corporation (the "Company") in requesting that the Company's above-referenced registration statement on Form SB-2 be declared effective on Friday, February 11, 2005, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:  Sandler O'Neill & Partners Corp.,
         the sole general partner


By:  /s/ Michael Lacovara
     -------------------------
     Michael Lacovara
     Secretary